UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F    ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description January 2022 Operational Update dated 07 February 2022

Press Release

07 February 2022

Argo Blockchain PLC

("Argo" or "the Company")

January 2022 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for January 2022.

During the month of January, Argo mined 172 Bitcoin or Bitcoin Equivalent (together, BTC) compared to 214 BTC in December 2021. This reduction during January is primarily due to an increase in network difficulty.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in January amounted to £5.26 million [$7.10 million*] (December 2021: £7.82 million [$10.55 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 74% for the month of January (December 2021: 83%).

At the end of January, the Company owned 2,748 Bitcoin of which 262 were BTC equivalents.

Peter Wall, Chief Executive of Argo and interim Chairman, said: "As our mining operations continue to develop and the completion date of Helios, our new mining facility, approaches, this month we have laid the foundations for executing our growth strategy for 2022 and achieving the objectives we have set for the Company in the year ahead".

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of December 2021 and January 2022.

	Month Ended 31 December 2021		Month Ended 31January 2022
	£	$	£	$
Gross (loss)	(12,593,995)	(17,008,110)	(13,204,218)	(17,832,213)
Gross Margin¹	(161%)	(161%)	(251%)	(251%)
Depreciation of mining equipment	1,444,614	1,950,942	1,284,142	1,734,226
Charge in fair value of digital currencies	18,271,429	24,675,448	15,460,310	20,879,050
Realised loss on sale of digital currencies	740,713	1,000,328	331,171	447,244
Cryptocurrency management fees²	(1,388,635)	(1,875,343)	-	-

Mining Profit	6,474,126	8,743,265	3,871,405	5,228,308
Bitcoin and Bitcoin Equivalent Mining Margin	83%	83%	74%	74%

(1) Due to unfavourable changes in fair value of Bitcoin and Bitcoin Equivalents in December 2021 and January 2022 there was a loss on change in fair value of digital currencies.
(2) The cryptocurrency management fees include the settlement amount with Celsius and as such are higher than normal in December 2021.

*Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates.

Forward-Looking Information

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi Fabio Galloni-Roversi Monaco argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906 +44 7888 672 701

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 February, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel